Building the First Truly Global Beer Company 11 November 2015 Filed by Anheuser-Busch InBev SA/NV pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Anheuser-Busch InBev SA/NV (Commission File No. 001-34455)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION. Disclaimer This presentation (including any oral briefing and any question-and-answer in connection with it) relates to the proposed acquisition (the ‘Transaction’) by Anheuser-Busch InBev SA/NV (‘AB InBev’) of the entire issued and to be issued share capital of SABMiller plc (‘SABMiller’). The information set out in this presentation is not intended to form the basis of any contract. By attending (whether in person, by telephone or webcast) this presentation or by reading the presentation slides, you agree to the conditions set out below. You should conduct your own independent analysis of AB InBev, SABMiller and the Transaction, including consulting your own independent advisers in order to make an independent determination of the suitability, merits and consequences of the Transaction. None of AB InBev, its shareholders, subsidiaries, affiliates, associates, or their respective directors, officers, partners, employees, representatives and advisers (the ‘Relevant Parties’) makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this presentation, or otherwise made available, nor as to the reasonableness of any assumption contained herein or therein, and any liability therefor (including in respect of direct, indirect, consequential loss or damage) is expressly disclaimed. Nothing contained herein or therein is, or shall be relied upon as, a promise or representation, whether as to the past or the future and no reliance, in whole or in part, should be placed on the fairness, accuracy, completeness or correctness of the information contained herein or therein. Further, nothing in this presentation should be construed as constituting legal, business, tax or financial advice. None of the Relevant Parties has independently verified the material in this presentation. Terms defined in the announcement of the Transaction dated 11 November 2015 shall have the same meaning when used in this notice. FORWARD LOOKING STATEMENTS This presentation, oral statements made regarding the Transaction, and any other information published by AB InBev, SABMiller and Newco, contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of AB InBev, Newco and SABMiller and their respective Groups, and certain plans and objectives of AB InBev and Newco with respect to the Combined Group. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AB InBev, Newco and SABMiller about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this presentation include statements relating to the expected effects of the Transaction on AB InBev, Newco and/or SABMiller, the expected timing and scope of the Transaction and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although AB InBev, Newco and SABMiller believe that the expectations reflected in such forward-looking statements are reasonable, AB InBev, Newco and SABMiller can give no assurance that such expectations will prove to be correct. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Pre-Conditions and the Conditions, the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction and the ability to satisfy any conditions required to obtain such approvals; the continued availability of financing; any change of control provisions in agreements to which AB InBev or SABMiller is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the success of AB InBev, SABMiller and/or Newco in managing the risks involved in the foregoing, as well as additional factors, including the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F filed with the SEC on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Any forward-looking statements should therefore be construed in the light of such factors. None of AB InBev, Newco or SABMiller, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. You are cautioned not to place undue reliance on these forward-looking statements.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION. Disclaimer FORWARD LOOKING STATEMENTS (CONTINUED) Each forward-looking statement speaks only as of the date of this presentation. None of AB InBev, the AB InBev Group, SABMiller or the SABMiller Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except to the extent legally required. All forward-looking statements contained in this presentation are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to SABMiller and the SABMiller Group, refer to SABMiller’s Annual Report and Accounts for the year ended 31 March 2015. These risk factors expressly qualify all forward-looking statements contained in this presentation and should also be considered by the reader. QUANTIFIED FINANCIAL BENEFITS The statements in the Quantified Financial Benefits Statements relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. The synergies and cost savings referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code, the AB InBev Quantified Financial Benefits Statement is the responsibility of AB InBev and the AB InBev Directors and the SABMiller Quantified Financial Benefits Statement is the responsibility of SABMiller and the SABMiller Directors. The bases of belief, principal assumptions and sources of information in respect of the Quantified Financial Benefits Statements are set out in the announcement published on 11 November 2015 in connection with the Transaction. NO FORECASTS OR ESTIMATES No statement in this presentation (including any statement of estimated synergies or costs savings) is intended as a profit forecast or estimate for any period. No statement in this presentation should be interpreted to mean that earnings or earnings per AB InBev Share, per Newco Share or per SABMiller Share for the current or future financial years would necessarily match or exceed the historical published earnings per AB InBev Share, per Newco Share or per SABMiller Share. FUTURE SEC FILINGS AND THIS FILING: IMPORTANT INFORMATION In the event that AB InBev and SABMiller implement the Transaction, AB InBev or Newco may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC. NOTICE TO US INVESTORS US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act of 1933, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended. Further information, including all documents related to the proposed Transaction, can be found at: www.globalbrewer.com.

Transaction Highlights 4 SABMiller Overview 12 A Compelling Combination 15 Deal Structure 32 Financial Highlights 24 Agenda Next Steps 27 Appendix

Transaction Overview The Boards of AB InBev and SABMiller have reached agreement on the terms of a recommended acquisition of SABMiller by AB InBev SABMiller shareholders will be entitled to receive for each SABMiller share either: £44.00 in cash, OR A Partial Share Alternative (“PSA”) comprised of 0.483969 Restricted Shares plus £3.7788 in cash The Board of SABMiller has unanimously recommended the cash offer AB InBev has received irrevocable undertakings from Altria and BEVCO, who collectively own approximately 40.45% of SABMiller’s issued share capital(a), to vote in favor of the transaction and to elect for the PSA for their entire beneficial holdings of SABMiller shares The transaction is subject to regulatory and shareholder approvals Closing is expected to occur during the second half of 2016 As of close of business on 10 November 2015.

Compelling Strategic Rationale Creates the first truly global beer company and one of the world’s leading consumer products companies Brings together a largely complementary geographic footprint with access to high-growth regions (e.g., Africa, Asia and Central & South America) Builds on SABMiller’s South African heritage and commitment to the African continent – a critical driver for the future growth of the business Generates significant growth opportunities for the combined portfolio of leading global, national and local brands Gains from the experience, commitment and drive of the combined global talent pool Benefits from revenue, cost and cash flow synergies Pools resources and expertise to make a greater and more positive impact on the world

Key Financial Facts Being the last business day prior to renewed speculation of an approach from AB InBev. Based on AB InBev closing share price of €111.20 on 10 November 2015, and a GBP:EUR exchange rate of 1.4135. This value is stated before taking into account any discount for the unlisted nature of these shares and the other restrictions applying to them. Totaling no more than $1.22 per SABMiller share when combined with the 30 September 2015 dividend. See page 26 for more details on the new $75 billion Committed Senior Facilities. Consideration Each SABMiller shareholder will be entitled to receive £44.00 per share in cash representing: Premium of approximately 50% to SABMiller’s closing share price of £29.34 on 14 September 2015(a) Premium of approximately 36% to SABMiller’s three month volume weighted average share price to 14 September 2015(a) Partial share Alternative (PSA) Partial Share Alternative is available under which SABMiller shareholders can elect to receive 0.483969 Restricted Shares plus £3.7788 in cash for each SABMiller share, representing a premium of approximately 43%(b) to SABMiller’s closing share price of £29.34 on 14 September 2015(a) Would take the form of a separate class of Restricted Shares subject to a 5 year lock-up from closing Limited to a maximum of 326 million Restricted Shares Altria and BEVCO have signed irrevocable undertakings to elect for the PSA in respect of their entire beneficial holdings of SABMiller shares DIVIDENDS SABMiller shareholders will be entitled to receive dividends declared or paid by SABMiller in the ordinary course. The record date for dividends shall be set no earlier than 25 November (in the case of a dividend for the period ending on 30 September in any year) or 5 August (in the case of a dividend for the period ending on 31 March in any year) The dividend shall not exceed $0.2825 per SABMiller share for the six month period ended 30 September 2015, and $0.9375 per SABMiller share for the six month period ended 31 March 2016(c) Financing The transaction will be financed through a combination of AB InBev’s internal financial resources, new $75 billion Committed Senior Facilities(d) and the PSA described above

Structure and Governance Highlights STRUCTURE: THREE STEPS The shares of SABMiller will be acquired by Newco (a Belgian company formed for the purpose of this transaction) in exchange for the issue of Newco shares to SABMiller shareholders AB InBev will acquire Newco shares of former SABMiller shareholders to satisfy the cash components AB InBev will subsequently merge into Newco, so that, following the completion of the transaction, Newco will be the new holding company for the combined group BOARD OF DIRECTORS Newco will be managed by a Board of Directors comprising a minimum of three and a maximum of 15 directors, three of whom will be independent Holders of Restricted Shares will have the right to propose up to three Restricted Share Directors(a) The AB InBev Reference Shareholder(b) will have the right to propose nine directors The Chairman will be elected from amongst the independent directors AB InBev Shareholders AB InBev Reference Shareholder(b), EPS Participations Sàrl and BRC Sàrl, who collectively hold approximately 51.8%(c) of the issued share capital of AB InBev, have provided irrevocable undertakings to vote in favor of the transaction INCORPORATION Newco to be legally incorporated in Brussels, Belgium Listings AB InBev intends to establish a secondary listing of its ordinary shares on the Johannesburg Stock Exchange (“JSE”), as soon as reasonably practicable Newco will be listed on Euronext Brussels. It is also intended that Newco will be listed on the JSE through a secondary listing upon or shortly after completion of the transaction (which would replace the proposed AB InBev JSE secondary listing) Newco American Depositary Shares will be listed on the New York Stock Exchange Holders of Restricted Shares will have the right to appoint three directors at closing, who will be chosen through a shareholder meeting of the holders of Restricted Shares. AB InBev Reference Shareholder refers to Stichting Administratiekantoor Anheuser-Busch InBev. (c) As of 10 November 2015.

Agreement for Complete Divestiture of SABMiller’s Interest in MillerCoors Molson Coors has agreed to acquire SABMiller’s 50% voting interest and 58% economic interest in MillerCoors, a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller Closing of this transaction will be concurrent with the closing of the AB InBev and SABMiller transaction The total transaction is valued at $12 billion in cash The sale includes: The global Miller brand, currently sold in over 25 countries, as well as related trademarks and other intellectual property rights The right for MillerCoors to continue to import and distribute in the U.S. leading brands such as Peroni and Pilsner Urquell Sale is conditional upon the completion of AB InBev’s acquisition of SABMiller and is subject to regulatory approvals and other customary closing conditions

Revenue Ebitda (Excluding Synergies) Newco at a Glance ($ in billions) Source: AB InBev 2014 Annual Report, SABMiller 2015 Annual Report. Note: The historical revenue and EBITDA figures of the combined group represent the aggregate consolidated revenue and EBITDA of (a) the amount for the 12 month period ending on 31 March 2015 (in the case of SABMiller) and (b) the amount for the 12 month period ending on 31 December 2014 (in the case of AB InBev). These results are historic and do not take into account any divestures or other restructurings that may be required in relation to completion of the transaction, and do not include the results of joint ventures and associates of SABMiller. The aggregate EBITDA figure comprises the aggregate of AB InBev's Normalized EBITDA and SABMiller's Subsidiaries’ EBITDA, each as defined in their respective annual reports. The aggregate revenue figure comprises the aggregate of AB InBev's reported revenue (net of excise tax) and SABMiller's reported revenue (gross of excise tax) reduced by SABMiller’s reported “excise duties and other similar tax”.

Creates One of The World’s Leading Consumer Goods Companies ($ in billions) 11 REVENUE(a) EBITDA(a) (EXCLUDING SYNERGIES) Source: Company financial reports, FactSet. Note: Average 2014 exchange rates used: CHF:USD of 1.0937 (Nestlé) and EUR:USD of 1.3286 (Unilever and L'Oréal). Figures for SABMiller represent a 12 month period ending 31 March 2015; all other standalone figures represent a 12 month period ending 31 December 2014. The historical revenue and EBITDA figures of the combined group represent the aggregate consolidated revenue and EBITDA of (a) the amount for the 12 month period ending on 31 March 2015 (in the case of SABMiller) and (b) the amount for the 12 month period ending on 31 December 2014 (in the case of AB InBev). These results are historic and do not take into account any divestures or other restructurings that may be required in relation to completion of the transaction, and do not include the results of joint ventures and associates of SABMiller. The aggregate EBITDA figure comprises the aggregate of AB InBev's Normalized EBITDA and SABMiller's Subsidiaries’ EBITDA, each as defined in their respective annual reports. The aggregate revenue figure comprises the aggregate of AB InBev's reported revenue (net of excise tax) and SABMiller's reported revenue (gross of excise tax) reduced by SABMiller’s reported “excise duties and other similar tax”.

Transaction Highlights 4 SABMiller Overview 12 A Compelling Combination 15 Deal Structure 32 Financial Highlights 24 Agenda Next Steps 27 Appendix

SABMiller Overview Leading global beer and beverage company, with total beverage volumes of 324 mhl(a) Revenue(b) of $16.5 billion EBITDA(b) of $5.7 billion 94% of lager volumes from countries where SABMiller holds the No. 1 or No. 2 market share position(a) Strategic partnerships with Castel, CRE and Efes Anchor bottler for The Coca-Cola Company in Africa SABMiller 2015 Annual Report, includes joint ventures and associates. Figures represent the consolidated revenue and EBITDA for the 12 month period ending on 31 March 2015. These figures do not include the results of joint ventures and associates of SABMiller. EBITDA figure reflects SABMiller's Subsidiaries’ EBITDA, as defined in their annual report, and revenue is SABMiller’s reported revenue (gross of excise tax) reduced by SABMiller’s reported “excise duties and other similar tax”.

SABMiller Revenue and EBITDA by Geography Source: SABMiller 2015 Annual Report. Revenue and EBITDA excludes corporate costs, South Africa: Hotels and Gaming, and results of joint ventures and associates. Figures represent the consolidated revenue and EBITDA for the 12 month period ending on 31 March 2015. EBITDA figure reflects SABMiller's Subsidiaries’ EBITDA, as defined in their annual report, and revenue is SABMiller’s reported revenue (gross of excise tax) reduced by SABMiller’s reported “excise duties and other similar tax”. REVENUE(a) ebitda(a) North America 1% Latin America 35% Africa 33% APAC 12% Europe 19% North America 0% Latin America 44% Africa 30% APAC 12% Europe 14%

Transaction Highlights 4 SABMiller Overview12 A Compelling Combination 15 Deal Structure 32 Financial Highlights 24 Agenda Next Steps 27 Appendix

Compelling Strategic Rationale Creates the first truly global beer company and one of the world’s leading consumer products companies Brings together a largely complementary geographic footprint with access to high-growth regions (e.g., Africa, Asia and Central & South America) Builds on SABMiller’s South African heritage and commitment to the African continent – a critical driver for the future growth of the business Generates significant growth opportunities for the combined portfolio of leading global, national and local brands Gains from the experience, commitment and drive of the combined global talent pool Benefits from revenue, cost and cash flow synergies Pools resources and expertise to make a greater and more positive impact on the world

Newco - Globally Diversified Company Source: AB InBev 2014 Annual Report, SABMiller 2015 Annual Report. The historical revenue and EBITDA figures of Newco represent the aggregate consolidated revenue and EBITDA of (a) the amount for the 12 month period ending on 31 March 2015 (in the case of SABMiller) and (b) the amount for the 12 month period ending on 31 December 2014 (in the case of AB InBev). These results are historic and do not take into account any divestures or other restructurings that may be required in relation to completion of the transaction, and do not include the results of joint ventures and associates of SABMiller. AB InBev figures exclude Global Export and Holding Companies. The aggregate EBITDA figure comprises the aggregate of AB InBev's Normalized EBITDA and SABMiller's Subsidiaries’ EBITDA, each as defined in their respective annual reports. The aggregate revenue figure comprises the aggregate of AB InBev's reported revenue (net of excise tax) and SABMiller's reported revenue (gross of excise tax) reduced by SABMiller’s reported “excise duties and other similar tax”. Latin America includes Argentina, Bolivia, Brazil, Chile, Colombia, the Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Panama, Paraguay, Peru, and Uruguay. Includes results from SABMiller in Mexico. (b) REVENUE(a) ebitda(a) (c) Mexico 8% Latin America 33% Africa 9% APAC 11% Europe 13% North America 26% Mexico 9% Latin America 40% Africa 7% APAC 7% Europe 9% North America 28%

A largely complementary geographic footprint First Truly Global Beer Company Source: Company information, Plato Logic. Note: The geographic footprint represented is historic and does not take into account any divestures that may be required in relation to completion of the transaction. Primarily AB InBev Primarily SABMiller (incl. JVs and associates) AB InBev & SABMiller (incl. JVs and associates) Combined experience in developing global brands, national icons and local brands Largely complementary footprint in markets with significant growth opportunities

Strong Marketing Properties and Brand Building Expertise

Innovation Capabilities Provide a Platform From Which to Develop Exciting New Products for Our Consumers

Africa Will Be a Critical Driver for the Future Growth of the Business Source: Plato Logic, Seema, LCA, Deutsche Bank (a)Plato Logic data for all countries except China. China based on Seema data for 2014 with consensus annual growth rates for the subsequent years (consensus annual growth rates computed by averaging the annual growth rates provided by Seema, LCA, Plato Logic and Deutsche Bank). 2014E-2025E Beer Volume Growth Beer Volume Africa’s Increasing Relevance in the Global Beer Market Africa’s Volumes Expected to Grow at Nearly 3x the Global Rate (a)

Seek a secondary listing of AB InBev shares on the JSE, as soon as reasonably practicable List Newco’s ordinary shares on the JSE through a secondary listing, upon or shortly after completion of the transaction (which would replace the proposed secondary listing of AB InBev on the JSE) Have a local board in South Africa that would be critical to the future success of the combined company Maintain the regional headquarters of the combined company for the African continent in Johannesburg Continue to support the Zenzele Broad-Based Black Economic Empowerment scheme established by SABMiller in 2010 and the scheme's objective of providing long-term economic benefits to a broad range of previously disadvantaged South Africans AB InBev and SABMiller have agreed to work together as a priority to develop an appropriate proposal in relation to the scheme, enabling the ongoing investment by its various groups of participants in SABMiller’s South African business after the closing of the transaction AB InBev intends to: Africa Will Continue to Play a Vital Role in the Future of the Combined Company

Both Companies Share a Strong Commitment to Partnering with Stakeholders to Build a Better World Together

Transaction Highlights 4 SABMiller Overview12 A Compelling Combination 15 Deal Structure 32 Financial Highlights 24 Agenda Next Steps 27 Appendix

Synergy Opportunities Estimated incremental recurring run-rate pre-tax cost synergies of at least $1.4 billion(a) per annum, in addition to the $1.05 billion identified by SABMiller(b) Incremental synergies to be phased in over four years following completion, reaching the recurring run-rate by the end of the fourth year Delivery of synergies requires estimated one-off cash costs of $0.9 billion, to be incurred in the first three years after completion No significant net savings are expected in consumer and customer facing sales & marketing investments within the cost base of SABMiller Synergies are expected to be delivered in the following areas: Reported under Rule 28.1 of the Takeover Code; related reports can be found in the announcement of the AB InBev/SABMiller transaction made on 11 November 2015. Of the $1.05 billion identified, the program delivered $221 million of annualized savings in its first year to 31 March 2015, as disclosed in SABMiller’s announcement on 9 October 2015. Combined sourcing of raw materials and packaging Reengineering of associated processes Alignment of brewery, bottling and shipping productivity Optimization of other brewery and distribution processes across geographies Cost management, efficiency improvements and productivity enhancements across the group’s administrative operations Realignment of overlapping administrative costs across the group Procurement & Engineering (20%) Brewery & Distribution Efficiencies (25%) Best Practice Sharing (20%) Corporate HQ/Overlapping Regional HQs (35%) Potential additional revenue and cash flow synergies that have not been publicly quantified at this time

Financing Overview The financing for the transaction consists of: AB InBev’s internal financial resources, and New $75.0 billion Committed Senior Facilities, consisting of: Amount Term Facility $25 billion 3 Year Term Facility A $10 billion 5 Year Term Facility B $10 billion 1 Year Disposals Bridge Facility $15 billion 1 Year Bridge to Cash/DCM Facility A $15 billion 2 Year Bridge to Cash/DCM Facility B $75 billion Total – Up to 18 Months Availability of Funding – Weighted Average Cost of LIBOR + 110 bps(a) Net Proceeds from the announced sale of both SABMiller’s interests in MillerCoors and the global Miller brand will be used to pay down and cancel the Disposals Bridge Facility and thereafter (in turn) the Bridge to Cash/DCM Facility A and the Bridge to Cash/DCM Facility B AB InBev’s optimal long term capital structure target remains a net debt to EBITDA ratio of approximately 2x Note: These are the main terms of the financing. More detail can be found in the Facilities Agreement. Based on the initial starting margin and subject to adjustment per the grid on pg. 25 of the $75 Billion Committed Senior Facilities Agreement.

Transaction Highlights 4 SABMiller Overview12 A Compelling Combination 15 Deal Structure 32 Financial Highlights 24 Next Steps 27 Agenda Appendix

Next Steps AB InBev will work with SABMiller and the relevant authorities in seeking to bring all potential regulatory reviews to a timely and appropriate resolution The transaction is subject to pre-conditions and conditions including: Receipt of regulatory clearance, including in the European Union, U.S., China, South Africa, Colombia, Ecuador, Australia, India and Canada Shareholder approvals from both AB InBev and SABMiller shareholders Transaction expected to be completed during the second half of 2016, subject to satisfying the relevant regulatory clearances

Compelling Strategic Rationale Creates the first truly global beer company and one of the world’s leading consumer products companies Brings together a largely complementary geographic footprint with access to high-growth regions (e.g., Africa, Asia and Central & South America) Builds on SABMiller’s South African heritage and commitment to the African continent – a critical driver for the future growth of the business Generates significant growth opportunities for the combined portfolio of leading global, national and local brands Gains from the experience, commitment and drive of the combined global talent pool Benefits from revenue, cost and cash flow synergies Pools resources and expertise to make a greater and more positive impact on the world

Q&A

Appendix

Transaction Highlights 4 SABMiller Overview12 A Compelling Combination 15 Deal Structure 32 Financial Highlights 24 Agenda Next Steps 27 Appendix

Transaction Steps The transaction will be implemented in three steps: The shares of SABMiller will be acquired by Newco (a Belgian company to be formed by SABMiller for the purposes of the transaction), in exchange for the issuance of Newco shares to SABMiller shareholders AB InBev will then acquire all the Newco shares held by the former SABMiller shareholders who elected for the cash consideration, and a portion of the Newco shares held by the former SABMiller shareholders who have elected for the Partial Share Alternative sufficient to satisfy the cash element of the PSA AB InBev will then merge into Newco so that, following the completion of the transaction, Newco will be the new holding company for the combined group

Cash Offer Each SABMiller shareholder will be entitled to receive £44.00 in cash for each SABMiller share This offer represents: A premium of approximately 50% to SABMiller’s closing share price of £29.34 on 14 September 2015(a) A premium of approximately 36% to SABMiller’s three month volume weighted average share price of £32.31 to 14 September 2015(a) Being the last business day prior to renewed speculation of an approach from AB InBev.

Partial Share Alternative (“PSA”) For each SABMiller share, recipients of the PSA will receive 0.483969 Restricted Shares and £3.7788 in cash(a) The PSA is equivalent to a value of £41.85 per SABMiller share as of 10 November 2015(b) before applying any discount for the unlisted nature of these shares and the other restrictions applying to them As of 10 November 2015, the PSA represents a premium of approximately 43% to SABMiller’s closing share price of £29.34 on 14 September 2015(c) The PSA comprises up to 326 million Restricted Shares This separate class of Restricted Shares has the following characteristics: Unlisted Subject to a 5 year lock-up from closing Convertible into Newco ordinary shares on a 1-for-1 basis from the 5th anniversary of completion Ranking equally with Newco ordinary shares with regards to dividends and voting rights Altria and BEVCO have signed irrevocable undertakings to elect for the PSA in respect of their entire beneficial holdings of SABMiller shares Any SABMiller shareholder can elect for the PSA in respect of their entire holding of SABMiller shares (not part thereof) In the event that elections for the PSA represent more than 326 million Restricted Shares, then such elections will be scaled back pro rata to the size of such election. The premium is calculated on the basis of a value of the Partial Share Alternative of GBP 41.85. The calculation is based on the closing price of AB InBev’s ordinary shares on 10 November 2015 of EUR 111.20 and a GBP:EUR exchange rate of 1.4135, which was derived from data provided by Bloomberg as of 4.30 pm GMT on 10 November 2015. This value is stated before taking into account any discount for the unlisted nature of the Restricted Shares and the other restrictions applying to them. (c) Being the last business day prior to renewed speculation of an approach from AB InBev.

Standalone Corporate Structures CURRENT AB InBev(a) SABMilller(c) AB InBev Control Group(b) Free Float 52.8% 47.2% Altria Free Float BEVCO 26.6% 59.5% 13.9% Source: AB InBev and SABMiller shareholding figures as of 10 November 2015. Excludes AB InBev shares held in treasury as of 10 November 2015. Shareholding as of 10 November 2015. Consists of Stichting Administratiekantoor Anheuser-Busch InBev, EPS Participations Sàrl, BRC Sàrl, Fonds Voorzitter Verhelst SPRL, Fonds InBev-Baillet Latour SPRL and certain other entities acting in concert with AB InBev. Excludes SABMiller shares held in treasury as of 10 November 2015.

Post Completion Corporate Structure POST TRANSACTION COMPLETION AB InBev Control Group(a) Free Float Newco Former SABMiller Shareholders(b) 44.1% 39.4% 16.5% PRO FORMA Source: AB InBev and SABMiller shareholding figures as of 10 November 2015. Shareholding as of 10 November 2015. Consists of Stichting Administratiekantoor Anheuser-Busch InBev, EPS Participations Sàrl, BRC Sàrl, Fonds Voorzitter Verhelst SPRL, Fonds InBev-Baillet Latour SPRL and certain other entities acting in concert with AB InBev. Based on Altria and BEVCO irrevocable undertakings to elect for the PSA in respect of their entire beneficial holdings of SABMiller shares (430,000,000 and 225,000,000 shares, respectively) representing a total of 316,999,695 Restricted Shares. The PSA is limited to a maximum of 326,000,000 Restricted Shares and, to the extent that elections for the PSA cannot be satisfied in full, they will be scaled back pro rata and the balance of the consideration will be satisfied in cash in accordance with the terms of the transaction.

Transaction Value Overview

- **The transaction values SABMiller's entire issued and to be issued share capital at approximately £71.4 billion ($107.9 billion), consisting of:**
  - £44.0 billion ($66.5 billion) for the Cash Offer,
  - £2.5 billion ($3.7 billion) for the cash portion of the PSA[a], and
  - £24.9 billion ($37.7 billion) for the shares portion of the PSA[b]

	SABMiller Fully Diluted Shares Outstanding[c]	Offer per SABMiller Share		Transaction Equity Value		
		Restricted Shares	Cash Consideration	Restricted Shares[b]	Cash Consideration	Total Value
Assumed Cash Offer election	999,630,463	--	*£44.00*	--	£44.0 billion	£44.0 billion
PSA[a] (Altria and BEVCO)	655,000,000	*0.483969*	*£3.7788*	£24.9 billion	£2.5 billion	£27.4 billion
Total	**1,654,630,463**			**£24.9 billion**	**£46.5 billion**	**£71.4 billion**
Estimated Proceeds from Options/SARs[d]					*(£0.6 billion)*	
Net Transaction Cash Consideration					***£45.8 billion[e]***	

Sources: SABMiller shareholding figures as of 10 November 2015.

Note: Figures may not sum due to rounding. Exchange rates as of 10 November 2015 with GBP:USD of 1.5110, GBP:ZAR of 21.5433, and GBP:EUR of 1.4135.

(a) Based on Altria and BEVCO irrevocable undertakings to elect for the PSA in respect of their entire beneficial holdings of SABMiller shares (430,000,000 and 225,000,000 shares, respectively) representing a total of 316,999,695 Restricted Shares. The PSA is limited to a maximum of 326,000,000 Restricted Shares and, to the extent that elections for the PSA cannot be satisfied in full, they will be scaled back pro rata and the balance of the consideration will be satisfied in cash in accordance with the terms of the transaction.

(b) Based on AB InBev closing share price of €111.20 on 10 November 2015, based on a GBP:EUR exchange rate of 1.4135. Value of the PSA calculated before taking into account any discount for the unlisted nature of these shares and the other restrictions applying to them.

(c) Based on total ordinary shares outstanding of 1,619,269,166 and total dilutive securities outstanding of 47,071,951 (excluding 52,381 cash settled Stock Appreciation Rights ("SARs")), netted off against 11,710,654 ordinary shares held in SABMiller's Employee Benefit Trust, on 10 November 2015.

(d) Based on assumed exercise of 18,523,184 and 8,427,785 share options and SARs outstanding on 10 November 2015 with a weighted average exercise price of £26.70 and R391.28 (£18.16), respectively, and 52,381 cash settled SARs with a weighted average exercise price of £28.09.

(e) $69.2 billon based on 10 November 2015 exchange rate of GBP:USD 1.5110.

AB InBev 38